UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO - C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per Share

(Titles of Classes of Securities)

090945106

(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Paul D. Tosetti

Jonn R. Beeson

Cary K. Hyden

Latham & Watkins

633 W. 5th Street, Suite 4000

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. The tender offer for the shares of Biosite has not commenced. Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman Coulter and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC) and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will also be made available from Beckman Coulter.

Beckman Coulter to Acquire Biosite Scott Garrett President and CEO March 26, 2007

These materials contain forward-looking statements, including statements regarding the expected effect of Beckman Coulter’s acquisition of Biosite on Beckman Coulter’s operating margins and revenue growth, and regarding its role in advancing Beckman Coulter’s business.
These materials also contain forward–looking statements about Beckman Coulter’s and
Biosite’s product development activities. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. Other factors include the possibility that the company will not be able to obtain the leverage across the installed based that is anticipated, that the changes to infrastructure will not be realized or will cost more than anticipated, that the anticipated expansion of the Company’s served market will not be realized, and that the Company’s financial results, including the number of shares outstanding, will be different from those anticipated when the effects on EPS, operating margins, and revenue growth were calculated. Factors that affect the Company’s product development as well as a further list and description of risks and uncertainties associated with Beckman Coulter’s and
Louisiana’s businesses are discussed in their reports filed with the Securities and Exchange
Commission, including each company’s most recent annual report on Form 10-K. Beckman
Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Forward-Looking Statements

3 Agenda Transaction highlights Beckman Coulter and Biosite Beckman Coulter overview Biosite overview Combining market access and content

Offer price: $85.00 per share in cash
Transaction value: $1.55 billion
Financing: Fully committed by
Morgan Stanley and Citigroup
Funding (long-term): Convertible and term debt
Anticipated close: Q2 2007
Conditions: Customary regulatory
approvals and other conditions
Financial advisor: Morgan Stanley
Legal advisor: Latham & Watkins, LLP
Biosite Acquisition

Transaction Highlights
Creates leading position in U.S. Immunoassay market
segment, complementing established leadership
positions in U.S. Chemistry and Hematology segments
Combines extensive installed base of clinical lab systems
with a top developer of diagnostic tests
Expands Beckman Coulter’s served market to
‘near-patient testing’ and extends international reach
for Biosite
Immediately accelerates revenue growth, improves
operating margins and is expected to be accretive to
2008 GAAP earnings per share
Beckman Coulter proven track record in realizing value
from transactions

Beckman Coulter Overview
Industry leader in biomedical testing
Clinical Diagnostics
Life Science Research
Operating in 130 countries
Key customer: Hospital central laboratory
Broad product portfolio
Financial Performance:
2006 revenue: $2.53 billion
Recurring revenue stream:  76% of total revenue
Derived from sales of consumables, service revenue, and
payments on operating type leases

Trailing 12 Mos. Revenue in $ Millions

BECKMAN COULTER

4.1%
5.1%
8.7%
9.4%
2002
2003
2004
2005 2006
Beckman Coulter:
Achieving Significant Growth from Consumables
10.5%
$800
$900
$1,000
$1,100
$1,200
$1,300
$1,400
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Biosite Overview
Industry leader in delivering novel, high-value
biomarkers
Relationship with Beckman Coulter since 2003 in BNP
Immunoassay solutions for “near-patient” testing
Triage
®
products used in >70% of U.S. hospitals
Financial Performance
2006 Revenue: $309 Million
85% of Revenue from U.S.
99% Consumables
2004-2006 Revenue CAGR:  12%
R&D largely focused on development of new, high-
value proprietary tests

Introducing the NEW
Triage
MeterPro

BECKMAN COULTER

Biosite’s Key Products
Products
Cardiovascular diseases
Congestive Heart Failure (BNP)
CardioProfilER
Shortness of Breath Panel
Bacterial and Parasitic
infections
TOX / Drugs of Abuse
Product pipeline includes
Acute Coronary Syndrome (MPO) Semi-exclusive
Acute Kidney Injury (NGAL) Exclusive in blood
Sepsis Exclusive

Adds Immunoassay Leadership to Established
Leadership Positions in U.S. Clinical Lab Market
Chemistry: greater than 20%
Hematology: greater than 40%
Immunoassay: now greater than 20%
All values expressed as a percentage of U.S. clinical lab market share based on estimates provided by Boston
Biomedical Consultants

Combines Extensive Installed Base of Clinical Lab
Systems with Leading Developer of Novel Tests
MARKET
MARKET
ACCESS
ACCESS
NOVEL
NOVEL
CONTENT
CONTENT
BEC #1 U.S. installed base
BEC leadership in immunoassay positions
BEC superior international presence
Biosite strong near-patient testing position
Biosite proven market development ability
BEC has novel assays: Cardiac, high- risk
pregnancy, prenatal screening
Biosite has novel assays: urgent-care
menu, acute kidney injury, sepsis

Biosite Expands Beckman Coulter’s
Served Market to Near-Patient Testing
Placed in more than 70% of U.S. hospitals
Ideal for Physician Office, Emergency Room and ICU
Low-to-moderate systems add breadth
Fastest and most preferred solution in segment
Position in large/university hospitals, ideal for rapid
adoption of novel assays
# 1 Chemistry and Automation vendor in the U.S.
First to market with second generation work cell(s)
Product Positions Immunoassay Offerings
Large
Hospitals
Mid Range
Hospitals
Mid-2007
Work Cells
Near-Patient
Testing

13 Extends Biosite’s International Reach United States 53% International 47% United States 85% International 15% Beckman Coulter Biosite

Compelling Pipeline Addressing Unmet
Needs in High-Cost Disease States
Beckman Coulter
Biosite
FERTILITY:
$5B spent on Assisted
Reproductive Treatment:
private pay, risk-based
reimbursement
1M women annually seek
care for infertility.
Need better prognostics
SEPSIS:
$17B in U.S. hospital costs
210,000 deaths in U.S. / year
Need earlier and more effective
assessment
PRE-ECLAMPSIA:
Causes 15% of all
premature deliveries
$7B in total cost
Need for better risk stratification
schemes to prolong
low/moderate risk pregnancies
ACUTE KIDNEY INJURY:
$14B spent on ESRD
20M in U.S. have kidney
disease
Need earlier diagnosis- before
fibrosis and progression
CARDIOVASCULAR
$400B spent on cardiovascular
disease in U.S.
1M U.S. discharges carry an
ACS-related diagnosis
Need for effective differential
diagnosis and improved risk
assessment

15 Expected to be Accretive to 2008 GAAP EPS Existing Business + G&A Savings + Modest Incremental Sales by leveraging BEC global infrastructure Acquisition Interest + Intangible Amortization

Proposed
Acquisition of
Biosite
2007
Lumigen:
High-sensitivity
testing for novel
assays
2006
Agencourt
Bioscience:
Sample
Preparation for
Molecular Testing
Diagnostic
Systems Labs:
Novel
immunoassays
Hybritech:
Entry into
immunoassay tests
Sagian:
Life Science
Automation
Coulter Corp:
Entry into Cellular
products
Sanofi
Diagnostics:
First Immunoassay
System
2005 Prior to 2005
A Proven Track Record of Successfully
Integrating Acquisitions
Successful Integration
Delivers Value

Summary
Creates leading position in U.S. Immunoassay market
segment, complementing established leadership
positions in U.S. Chemistry and Hematology segments
Combines extensive installed base of clinical lab systems
with a top developer of diagnostic tests
Expands Beckman Coulter’s served market to
‘near-patient testing’ and extends international reach
for Biosite
Immediately accelerates revenue growth, improves
operating margins and is expected to be accretive to
2008 GAAP earnings per share
Beckman Coulter proven track record in realizing value
from transactions

Beckman Coulter Dedicated to improving patient health and reducing the cost of care